FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

April 2006

Charles A. Butt

President & CEO

To our valued shareholders:

In 2005, Forbes was successful in reaching two important milestones: initiating a US Phase II clinical trial for FM-VP4, our leading drug candidate, and launching our branded cholesterol-lowering ingredient Reducol™ with the UK’s largest retailer. These two developments position the company for future growth and success.

The filing of an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) in September 2005 required a huge effort from the Forbes team. The IND submission was the successful culmination of toxicity data, preclinical results and outstanding staff commitment. Most importantly, it allowed us to commence our US Phase II clinical trial for FM-VP4.

Initiated in November 2005, the US Phase II clinical trial for FM-VP4 is an important advance in the development of this innovative compound. The goal of this trial is to demonstrate a minimum 15% reduction in LDL-cholesterol over a 12-week period, compared to baseline. The trial is expected to be completed in the third quarter of 2006. We will continue to aggressively pursue the development of this drug to address the world’s largest pharmaceutical market, which is estimated to grow from $26 billion to $40 billion in the next five years.

The successful launch of Reducol™ in the United Kingdom marked the achievement of a significant milestone for our ingredient business. While we have been generating revenue by selling phytosterol ingredients for some time now, the launch of Reducol™ in the UK, through Tesco Stores Ltd. (Tesco), was a giant step forward. Tesco is the leading retailer in the United Kingdom, which is the leading functional foods market in the world. With this launch, Forbes has come out on top. Tesco’s size, stature and reputation reflect well upon Reducol™, as we continue to launch additional products and develop similar partnerships in Europe and other parts of the world in 2006 and beyond.

To successfully incorporate Reducol™ into Tesco-branded products, we overcame several obstacles related to formulation of the compound, scaling up of production and intellectual property protection. While these challenges were daunting, the Forbes team worked relentlessly to create solutions. We have now laid the groundwork that will help streamline subsequent launches.

We recorded significant growth in our ingredient business in 2005. Our ability to consistently achieve revenue guidance reflects a commitment to building credibility with the investment community by delivering on our promises.

An important advance in 2005 was the enhancement of our pharmaceutical development capabilities through the addition of several key people, bringing considerable experience and talent to the company. We are building a solid pharmaceutical development team that can move FM-VP4 through clinical trials and beyond. As well, we have the resources to identify and develop other cardiovascular drug candidates. Our expanded capability and in-depth knowledge of cardiovascular disease is also contributing to the development of our nutraceutical products.

Another internal strength is our Medical & Scientific Advisory Board. Led by Dr. Steven Nissen, Interim-Chairman, Department of Cardiovascular Medicine at the Cleveland Clinic and a recognized leader in cardiovascular research, this Advisory Board includes an impressive array of talent and expertise. The participation of these esteemed professionals in Forbes Medi-Tech is extremely valuable to our pharmaceutical development program and demonstrates the medical profession’s keen interest in cholesterol absorption inhibitors for the treatment of cardiovascular disease.

The company’s financial position is solid. Revenues from sales of nutraceutical products increased by approximately 20% in 2005 versus the previous year. A US$6 million private placement in October 2005 and the sale of our interest in the Phyto-Source manufacturing joint venture for US$25 million in early 2006 has provided us with sufficient funds to operate through fiscal 2007. While future revenue will reflect this change in ownership and the subsequent discontinuance of non-proprietary sterol sales, Forbes’ financial foundation remains strong as the Company builds revenue from value-added products such as Reducol™.

Moving into 2006, Forbes is poised for further success. On the pharmaceutical front, we are diligently working to complete the US Phase II trial for FM-VP4 and prepare to advance the drug pending results. We will also continue to explore the potential of FM-VPx Library of Compounds and continue preclinical work with compounds that show potential.

The focus for our ingredient business is expansion of Reducol™ – expansion of markets throughout Europe and to North America and Asia, and expansion of product offerings and revenue.

We also recognize the importance of communicating the Forbes story. In 2006 we will focus on increasing awareness of the company in the investment community through a comprehensive and strategic communications campaign with a goal to build analyst research coverage of the company and a greater understanding of the opportunities Forbes is targeting.

For both our pharmaceutical development program and revenue generating ingredient business, 2005 was about laying the groundwork. In 2006, we anticipate reaping the rewards. Revenue generated from our value-added ingredient business helps provide a stable foundation for a drug development program with blockbuster potential. We have the right team, two distinct prospects for growth, tremendous synergy and huge market opportunities – all of the elements necessary for success.

On behalf of the company, I thank our shareholders for sharing our commitment to our products and our potential. And I thank our team at Forbes for outstanding perseverance in the face of adversity. Your dedication and hard work resulted in the achievement of important milestones that will lead the company forward to success in our quest to make a difference in cardiovascular health.

This President’s Message contains forward-looking statements concerning anticipated developments in the Company’s business, including anticipated future revenue, future development of our products, anticipated growth in demand for our products, anticipated product launches, and continued growth of the Company’s business.  Forward-looking statements can be identified by the use of forward-looking terminology such as “leading”, “launching”, “future”, “to continue”, “expected”, “pursue”, “estimated”, “building”, “working”, “advance”, “anticipate”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will” occur.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether our products will be further developed and marketed successfully as a drug or at all; uncertainty whether the U.S. Phase II trial will occur as planned or at all or will achieve expected results; uncertainty regarding the outcome of current toxicology studies; the need for regulatory approvals, including without limitation, approvals from the U.S. FDA, which approvals may not be obtained on acceptable terms or at all; the need for performance by buyers of the Company’s products; uncertainty as to whether supply requirements forecasted by the Company’s customers will be ordered and shipped, which is a key assumption underlying the Company’s revenue guidance; uncertainty as to future revenues and sales; the dependency of the Company on a few customers; uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products and those of its customers; uncertainty whether new products containing the Company’s sterol ingredients will be launched as anticipated or at all; the need to secure new contracts and new strategic relationships, which is not assured; the risk that regulatory approvals previously obtained may be withdrawn; intellectual property risks; marketing/manufacturing risks and the need to manufacture to regulatory standards; partnership/strategic alliance risks and in particular, the Company’s dependence on its suppliers; product liability risks; the effect of competition; the risk of unknown side effects; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; environmental risks; political risks; the risk of technical obsolescence; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  The Company does not assume any obligation to update any statement contained in this President’s Message.

This President’s message is not an offer to sell or a solicitation of an offer to buy any securities of Forbes Medi-Tech Inc.

SUITE 200-750 WEST PENDER STREET.   VANCOUVER, BC, CANADA     V6C 2T8

TEL: 604-689-5899          FAX: 604-689-7641

www.FORBESMEDI.com